

02003864

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 08177

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002

3/6/02 FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Salomon Smith Barney Inc.,

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich Street
(No. and Street)

New York (City) | New York (State) | 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Beyer 212 816-6534
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

757 Third Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CONTENTS

This report ** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of financial condition.
X	(c)	Statement of income.
X	(d)	Statement of cash flows.
X	(e)	Statement of changes in stockholder's equity.
X	(f)	Statement of changes in liabilities subordinated to claims of general creditors.
X	(g)	Computation of net capital.
X	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
X	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
_	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
X	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
X	(l)	An oath or affirmation.
_	(m)	A copy of the SIPC supplemental report.
_	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent auditors' report on internal accounting control.
X	(p)	Statement of segregation requirements and funds in segregation for customers trading on U.S. Commodity Exchanges.
X	(q)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

February 25, 2002

State of New York)
) ss:
County of New York)

We, the undersigned officers and directors of Salomon Smith Barney Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2001 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2001 and supplementary schedules will promptly be made available to those Salomon Smith Barney Inc. members and allied members whose signatures do not appear below.



Michael A. Carpenter
Chairman and Chief Executive Officer



Frank J. Bisignano
Senior Executive Vice President and
Chief Administrative Officer
(Director of Securities Operations)



Michael J. Day
Managing Director

Subscribed and sworn to before me
this 25 day of February 2002.



MARILYN NEUMAN
Notary Public, State of New York
No. 31-4961582
Qualified in New York County
Commission Expires Feb. 5, 20 06



SALOMON SMITH BARNEY INC.
AND SUBSIDIARIES
(An indirect wholly-owned subsidiary of Salomon Smith Barney Holdings Inc.)

Consolidated Statement of Financial Condition
December 31, 2001

(With Independent Auditors' Report Thereon)



345 Park Avenue
New York, NY 10154

Independent Auditors' Report


RECEIVED
MAR 0 1 2002
354

The Board of Directors and Stockholder of
Salomon Smith Barney Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Salomon Smith Barney Inc. and Subsidiaries (an indirect wholly-owned subsidiary of Salomon Smith Barney Holdings Inc.) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Salomon Smith Barney Inc. and Subsidiaries at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 17, 2002

SALOMON SMITH BARNEY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2001
(Dollars in millions, except share data)

Assets:

Cash and cash equivalents		$ 407
Cash and securities segregated and on deposit for Federal and other regulations or deposited with clearing organizations		4,441
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell	$65,022	
Deposits paid for securities borrowed	43,735	
		108,757
Financial instruments owned and contractual commitments: (Approximately $18 billion were pledged to various parties at December 31, 2001)		
U.S. government and government agency securities	47,005	
Corporate debt securities	9,792	
Equity securities	5,927	
Money market instruments	4,220	
State and municipal securities	3,976	
Mortgage loans and collateralized mortgage securities	2,108	
Contractual commitments	720	
Non-U.S. government and government agency securities	639	
Other financial instruments	99	
		74,486
Receivables:		
Customers	18,635	
Brokers, dealers and clearing organizations	13,049	
Other	1,946	
		33,630
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $719		1,076
Other assets		2,482
Total assets		$225,279

The accompanying notes are an integral part of this consolidated statement of financial condition.

SALOMON SMITH BARNEY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2001
(Dollars in millions, except share data)

Liabilities and Stockholder's Equity:

Short-term borrowings		$ 23
Payable to affiliates		20,760
Collateralized short-term financing agreements:		
Securities sold under agreements to repurchase	$104,191	
Deposits received for securities loaned	17,794	
		121,985
Financial instruments sold, not yet purchased, and contractual commitments:		
U.S. government and government agency securities	18,376	
Corporate debt securities	2,702	
Equity securities	2,610	
Contractual commitments	1,138	
Non-U.S. government and government agency securities	313	
Other financial instruments	87	
		25,226
Payables and accrued liabilities:		
Customers	20,449	
Brokers, dealers and clearing organizations	13,916	
Other	11,654	
		46,019
Notes payable to SSBH		711
Subordinated indebtedness		3,695
Total liabilities		218,419
Stockholder's equity:		
Common stock ($10,000 par value, 1,000 shares authorized, issued and outstanding)	10	
Additional paid-in capital	4,243	
Retained earnings	2,603	
Accumulated changes in equity from nonowner sources	4	
Total stockholder's equity		6,860
Total liabilities and stockholder's equity		$225,279

The accompanying notes are an integral part
of this consolidated statement of financial condition.

SALOMON SMITH BARNEY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
(Dollars in millions)

1. Summary of Significant Accounting Policies

Basis of presentation

Salomon Smith Barney Inc. and its subsidiaries (the "Company") is an indirect wholly-owned subsidiary of Salomon Smith Barney Holdings Inc. ("SSBH"), which is a wholly-owned subsidiary of Citigroup Inc. ("Citigroup"). The Company is engaged in the securities industry in the United States and has operations in various foreign countries whose currencies are freely convertible into U.S. dollars. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. All material intercompany balances and transactions have been eliminated.

The Company's consolidated statement of financial condition is prepared in accordance with generally accepted accounting principles in the United States which require the use of management's best judgement and estimates. Estimates, including the fair value of financial instruments and contractual commitments, the outcome of litigation, realization of deferred tax assets and other matters that affect the reported amounts and disclosures of contingencies in the consolidated statement of financial condition, may vary from actual results.

The Company provides investment banking, asset management, brokerage, securities trading, advisory and other financial services to customers, and engages in proprietary trading activities for its own account.

Cash and cash equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Collateralized short-term financing agreements

Securities purchased under agreements to resell ("reverse repurchase") and securities sold under agreements to repurchase ("repurchase") are collateralized principally by government and government agency securities and generally have terms ranging from overnight to up to one year and are carried at their contractual amounts, including accrued interest as specified in the respective agreements.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held. Reverse repurchase and repurchase agreements are reported net by counterparty, when applicable, pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ("FIN 41"). Excluding the impact of FIN 41, reverse repurchase agreements totaled $110.9 billion at December 31, 2001. Deposits paid for securities borrowed ("securities borrowed") and deposits received for securities loaned ("securities loaned") are recorded at the amount of cash advanced or received and are collateralized principally by U.S. government and government agency securities, corporate debt and equity securities. The Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary.

(Dollars in millions)

Financial instruments and contractual commitments

Financial instruments and contractual commitments (also referred to as "derivative instruments"), including derivatives used for trading purposes, are recorded at either market value or, when market prices are not readily available, fair value, which is determined under an alternative approach, such as matrix or model pricing. The determination of market or fair value considers various factors, including: closing exchange or over-the-counter ("OTC") market price quotations; time value and volatility factors underlying options, warrants and contractual commitments; price activity for equivalent or synthetic instruments in markets located in different time zones; counterparty credit quality; and the potential impact on market prices or fair values of liquidating the Company's positions in an orderly manner over a reasonable period of time under current market conditions. Financial instruments and contractual commitments include related accrued interest or dividends.

The majority of the Company's financial instruments and contractual commitments are recorded on a trade date basis. Recording the remaining instruments on a trade date basis would not materially affect the consolidated statement of financial condition. Customer securities transactions are recorded on a settlement date basis.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2001 and were subsequently settled, had no material effect on the consolidated statement of financial condition.

Derivative instruments

The Company's derivative instruments are primarily held or issued for trading purposes and are carried at either market value or, when market prices are not readily available, fair value as determined by management. Contractual commitments in a gain position, as well as the value of options owned, are reported as assets in contractual commitments in the consolidated statement of financial condition. Similarly, contractual commitments in a loss position, as well as options written, are reported as liabilities in contractual commitments in the consolidated statement of financial condition.

Margin on futures contracts is included in "Receivables - Brokers, dealers and clearing organizations" and "Payables and accrued liabilities - Brokers, dealers and clearing organizations."

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate.

Excess purchase price over fair value of net assets acquired

The excess of purchase price over fair value of net assets acquired, which amounted to $234 at December 31, 2001, was amortized during 2001 over a period of 28 years. Additionally, the Company amortized other intangible assets, which are included in "Other assets," on a straight-line basis over periods ranging from 3 to 6 years. (See New Accounting Pronouncements section for discussion of Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* ("SFAS 141") and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142") which are effective January 1, 2002.)

(Dollars in millions)

Accounting changes

The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), as amended, on January 1, 2001.

Under SFAS 133 an entity is required to recognize all freestanding and embedded derivatives at fair value in earnings unless the derivatives can be designated as hedges of certain exposures for which specific hedge accounting is prescribed. If certain conditions are met, a derivative may be designated as a hedge of the fair value changes of a recognized asset, liability or an unrecognized firm commitment; or a hedge of the exposure to variable cash flows of a recognized asset, liability or a forecasted transaction; or a hedge of the foreign currency exposure of a recognized asset, liability, a net investment in a foreign operation, an unrecognized firm commitment or a forecasted transaction. If certain conditions are met, a non-derivative instrument may be designated as a fair value hedge of a foreign currency denominated unrecognized firm commitment or a hedge of the foreign currency exposure of a net investment in a foreign operation. The adoption of SFAS 133 did not have a material impact on the Company's consolidated statement of financial condition.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125* ("SFAS 140"), which were effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Other provisions of SFAS 140 were effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after April 1, 2001. Adoption of SFAS 140 did not have a material impact on the Company's consolidated statement of financial condition.

New accounting pronouncements

In July 2001, the FASB issued SFAS 141 and SFAS 142, which require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The nonamortization provisions of the new rules are effective for fiscal years beginning after December 15, 2001, and immediately for any purchase business combinations completed after June 30, 2001.

During 2002, the Company will perform the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. It is not expected that there will be a material effect on the consolidated statement of financial condition as a result of these impairment tests.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). Under SFAS 144, accounting models are prescribed to measure impairment for long-lived assets to be disposed of by sale and for long-lived assets to be held and used until disposal. Additionally, the presentation of discontinued operations includes more types of disposal transactions. As a result, similar events and circumstances will be accounted for in the same way. However, accrual of future operating losses classified as discontinued will no longer be permitted. The Company will adopt SFAS 144 on January 1, 2002 and does not expect it to have a material impact on the Company's consolidated statement of financial condition.

(Dollars in millions)

2. Events of September 11

As a result of the September 11 terrorist attacks, the Company experienced a disruption in business, as well as significant property loss. The Company and its ultimate Parent, Citigroup, are insured against certain of these losses. The Company has recorded insurance recoveries only up to the net book value of the assets written off. The Company recorded a receivable of $199 relating to these insurance recoveries. Through December 31, 2001, the Company has received $82 in insurance recoveries. The Company believes the entire balance of the receivable will be collected. Additional insurance recoveries will be booked when realized.

3. Notes Payable to SSBH and Subordinated Indebtedness

At December 31, 2001, notes payable consisted of a $57 non-recourse mortgage note agreement with SSBH, currently bearing interest at 2.4% and maturing on September 30, 2004, and a $48 non-recourse mortgage note agreement with SSBH, currently bearing interest at 2.4% and maturing on March 30, 2004, relating to certain office buildings in New York City which the Company occupies. Also included in notes payable are non-recourse note agreements with SSBH totaling $606 related to the financing of certain assets, bearing interest at various rates and maturing on various dates.

At December 31, 2001, subordinated indebtedness of $3,695 consisted of a subordinated revolving credit agreement with SSBH. This agreement bears interest at a rate agreed upon by both parties (currently 2.52%) and matures on August 31, 2004. The maturity of the note may be accelerated if the Company breaches certain restrictive provisions of the loan agreement, which require, among other things, that the Company maintain minimum levels of net capital (see Note 5). The Company was in compliance with these requirements at December 31, 2001.

All subordinated indebtedness qualified for inclusion in net capital at December 31, 2001. In accordance with Securities and Exchange Commission ("SEC") regulations, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

Notes payable and subordinated indebtedness at December 31, 2001 mature as follows: 2002 - $5; 2004 - $4,331; 2005 - $60; 2006 - $10. The carrying values of the notes payable and subordinated debt approximate their fair values as the underlying interest rates are variable.

4. Lease Commitments

The Company has noncancelable leases covering office space and equipment expiring on various dates through 2016. Various leases contain provisions for lease renewals and escalation of rent based on increases in certain costs incurred by the lessors. At December 31, 2001, minimum future rentals on noncancelable operating leases, net of subleases, are as follows: 2002 - $196; 2003 - $174; 2004 - $141; 2005 - $113; 2006 - $94; and $202 for the years thereafter.

The Company, together with certain of its affiliates, leases, with an option to purchase, two buildings in New York City, which are owned by an independent third party, with a remaining lease term of eighty-one months.

(Dollars in millions)

5. Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"). Under the alternative method permitted by this rule, net capital, as defined, shall not be less than 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2001, net capital of $3,474 exceeded the requirement by $3,014.

As a clearing broker and in accordance with the SEC's no-action letter dated November 3, 1998, the Company has agreed to compute a reserve requirement for the proprietary accounts of introducing brokers (the "PAIB Reserve Formula"). The Company had no reserve requirement under the PAIB Reserve formula, as defined, as of December 31, 2001.

The Robinson-Humphrey Company, LLC ("RH Co."), a broker-dealer, a registered futures commission merchant and a wholly-owned subsidiary of the Company, is subject to minimum net capital requirements of the Securities and Exchange Commission and other regulatory bodies. Under the most restrictive of these rules, at December 31, 2001, RH Co.'s net capital, as defined, of $59 exceeded the minimum requirement by $58. On January 1, 2002, RH Co. was merged into the Company.

6. Employee Benefit Plans

Retirement plans

The Company participates in a noncontributory defined benefit pension plan with Citigroup that covers certain employees.

The Company has a defined contribution employee savings plan covering certain eligible employees.

Health care and life insurance

The Company provides certain health care and life insurance benefits for its active employees, qualifying retired U.S. employees and certain non-U.S. employees who reach the retirement criteria specified by the various plans.

Employee incentive plans

The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and key employees.

The Company has various restricted stock plans through Citigroup, including the Capital Accumulation Plan, under which stock of Citigroup is issued in the form of restricted stock to participating officers and employees. The restricted stock generally vests after a two or three-year period. Except under limited circumstances, during the period the stock cannot be sold or transferred by the participant, who is required to render service during the period. Certain participants may elect to receive part of their awards in restricted stock and part in stock options. Unearned compensation associated with the restricted stock grants is included in "Other assets" in the consolidated statement of financial condition and represents the market value of Citigroup common stock at the date of grant.

(Dollars in millions)

7. Income Taxes

Under income tax allocation agreements with SSBH and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate return basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with SSBH, the Company remits its current and deferred tax provisions to SSBH throughout the year except for certain tax liabilities expected to be payable as a separate taxpayer.

8. Pledged Assets, Commitments and Contingencies

At December 31, 2001, the approximate market values of collateral received that can be sold or repledged by the Company, excluding the impact of FIN 41, were:

Sources of collateral	
Securities purchased under agreements to resell	$112,651
Securities received in securities borrowed vs. cash transactions	42,369
Securities received in securities borrowed vs. pledged transactions	31,002
Collateral received in margined broker loans	24,221
Collateral received in securities loaned vs. pledged transactions	4,766
Total	$215,009

During the year, almost all collateral received was sold or repledged. At December 31, 2001, the approximate market values of this portion of collateral and financial instruments owned that were sold and repledged by the Company, excluding the impact of FIN 41, were:

Uses of collateral and trading securities	
Securities sold under agreements to repurchase	$152,765
Collateral pledged out in securities borrowed vs. pledged transactions	32,483
Financial instruments sold, not yet purchased	24,088
Securities loaned out in securities loaned vs. cash transactions	17,197
Collateral pledged to clearing organizations or segregated under securities laws and regulations	7,082
Securities loaned out in securities loaned vs. pledged transactions	4,622
Total	$238,237

At December 31, 2001, the Company had $444 of outstanding letters of credit from banks to satisfy various collateral and margin requirements.

At December 31, 2001, the Company had $4,344 of loan commitments which were primarily short term agreements to provide secured financings to various counterparties. These commitments were more than 100% collateralized by securities issued by G-7 governments or other highly rated securities.

The Company has been named as a defendant in legal actions relating to its operations, some of which seek damages of material or indeterminate amounts. In addition, from time to time the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, these actions would not be likely to have a material adverse affect on the financial position or liquidity of the Company.

9. Financial Instruments Owned, Contractual Commitments and Related Risks

The Company enters into a variety of contractual commitments, such as futures contracts, forward currency contracts, forward purchase and sale agreements, option contracts and warrants. These transactions generally require future settlement, and are either executed on an exchange or traded as OTC instruments. Contractual commitments have widely varying terms, and durations that range from a few days to a number of years depending on the instrument.

Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument at a specified future date and price (or, with respect to futures contracts on indices, the net cash amount). Maintaining a futures contract will typically require the Company to deposit with the futures exchange (or other financial intermediary), as security for its obligations, an amount of cash or other specified asset ("initial margin") that typically ranges from 1% to 10% of the face amount of the contract (but may be higher in some circumstances). Additional cash or assets ("variation margin") may be required to be deposited daily as the mark-to-market value of the futures contract fluctuates. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement (for index futures) on the settlement date, or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. Forward contracts are OTC contractual commitments to purchase or sell a specified amount of foreign currency or financial instruments at a future date at a predetermined price. The notional amount for forward settling securities transactions represents the amount of cash that will be paid or received by the counterparties when the transaction settles. Upon settlement, the security is reflected on the consolidated statement of financial condition as either financial instruments owned and contractual commitments or financial instruments sold, not yet purchased, and contractual commitments.

Option contracts are contractual agreements which give the purchaser the right, but not the obligation, to purchase or sell a currency or financial instrument at a predetermined price. In return for this right, the purchaser pays a premium to the seller (or writer) of the option. Option contracts also exist for various indices and are similar to options on a security or other instruments except that, rather than settling by physical delivery of the underlying instrument, they are settled in cash. Options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract. Warrants have characteristics similar to those of options whereby the buyer has the right, but not the obligation, to purchase a certain instrument at a specific future date and price. The seller (or writer) of the option and warrant is subject to the risk of an unfavorable change in the underlying financial instrument or currency. The purchaser is subject to market risk to the extent of the premium paid and credit risk.

Option contracts may be either exchange-traded or OTC. Exchange-traded options issued by certain regulated intermediaries, such as the Options Clearing Corporation, are the obligations of the issuing intermediary. In contrast to such options, which generally have standardized terms and performance mechanics, all of the terms of an OTC option, including the method of settlement, term, exercise price, premium, guarantees and security, are determined by negotiation of the parties, and there is no intermediary between the parties to assume the risks of performance.

The Company sells various financial instruments which have not been purchased ("short sales"). In order to sell them short, the Company borrows these securities, or receives the securities as collateral in conjunction with short-term financing agreements and, at a later date, must deliver (i.e. replace) like or substantially the same financial instruments to the parties from which they were originally borrowed. The Company is exposed to market risk for short sales. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability, would increase.

(Dollars in millions)

The way in which the Company accounts for and presents contractual commitments in its consolidated statement of financial condition depends on both the type and purpose of the contractual commitment held or issued. As discussed in Note 1 to the consolidated statement of financial condition, the Company records all derivatives used for trading purposes, including those used to hedge trading positions, at market or fair value.

Contractual commitments and short sales may expose the Company to both market risk and credit risk in excess of the amount recorded on the consolidated statement of financial condition.

Market Risk Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument or contractual commitment. All financial instruments and contractual commitments, including short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affect the level of market risk. The most significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

The following table includes the disclosure of the notional amounts of the Company's derivative financial instruments. The determination of notional amounts does not consider any of the market risk factors discussed above. Notional amounts are indicative only of the volume of activity and are not a measure of market risk. Market risk is influenced by the nature of the items that comprise a particular category of financial instrument. Market risk is also influenced by the relationship among the various off-balance-sheet categories as well as the relationship between off-balance-sheet items and items recorded in the Company's consolidated statement of financial condition. For all of these reasons, the interpretation of notional amounts as a measure of market risk could be materially misleading.

A summary of contractual commitments as of December 31, 2001 is as follows:

		Current Market or Fair Value	
	Notional Amounts	*Assets*	*Liabilities*
Exchange-issued products:			
Futures contracts *	$ 65,375	$ -	$ -
Equity, fixed income and commodity option contracts	13,714	39	29
Total exchange-issued products	79,089	39	29
OTC forward currency contracts **	27,558	174	4
Other contractual commitments:			
Options and warrants on equities and equity indices **	13,978	420	903
Options and forward contracts on fixed-income securities **	1,110,024	87	202
Total contractual commitments	$1,230,649	$ 720	$1,138

* *Margin on futures contracts is included in receivables/payables to brokers, dealers and clearing organizations on the consolidated statement of financial condition.*

** *Includes notional amounts of forward foreign currency, equity and fixed income contracts of $18,691, $3,421, and $665 respectively, which were entered into with affiliates.*

(Dollars in millions)

The annual average fair values of the Company's contractual commitments as of December 31, 2001, based on month-end balances, are as follows:

	Average Assets	Average Liabilities
Option and warrants on equities and equity indices	$531	$ 992
Foreign exchange contracts and options	103	73
Options and forward contracts on fixed-income securities	123	172
Total contractual commitments	$757	$1,237

Credit Risk The Company regularly transacts business with retail customers, and transacts with, or owns securities issued by, a broad range of corporations, governments, central banks and other financial institutions. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. Master netting agreements enable the Company to net certain assets and liabilities by counterparty. The Company also nets across product lines and against cash collateral, provided such provisions are established in the master netting and call collateral agreements. The Company may require counterparties to submit additional collateral when deemed necessary.

The Company enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government and its agencies that may be liquidated in the event of counterparty default.

In addition, margin levels are monitored daily and additional collateral must be deposited as required. If customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the account in compliance with the required margin level.

Concentrations of Credit Risk Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. The Company monitors credit risk on both an individual and group counterparty basis. The Company's largest single concentration of credit risk is in securities issued by the U.S. government and its agencies; including U.S. government and U.S. government agency securities pledged as collateral by counterparties in connection with collateralized financing activity (before FIN 41 netting). The Company's total holdings of U.S. government securities were $164.3 billion or 61% of the Company's total assets, before FIN 41 netting, at December 31, 2001. Excluding governments, no concentration with a single counterparty exceeded 1% of total assets at December 31, 2001.

Operational and Support Risk As a major intermediary in financial and commodities markets, the Company is directly exposed to market risk and credit risk which arise in the normal course of its business activities. Slightly less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace.

Such risks include:

- *Operational/Settlement Risk* - the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions. The Company is subject to increased risks with respect to its trading activities in emerging markets securities, where clearance, settlement and custodial activities continue to develop.

- *Technological Risk* - the risk of loss attributable to technological limitations or hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, among units within the Company, and in the markets where the Company participates.

- *Legal/Documentation Risk* - the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements) or errors that result in noncompliance with applicable legal and regulatory requirements.

- *Financial Control Risk* - the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators, is free of material errors.

As the above risks are largely interrelated, so are the Company's actions to mitigate and manage them. An essential element in mitigating the risks noted above is the optimization of information technology and the ability to manage and implement change.

10. Fair Value Information

At December 31, 2001, substantially all of the Company's total assets and liabilities were carried at either market or fair value or at amounts which approximate such values. Assets and liabilities recorded at market or fair value include cash and cash equivalents, financial instruments owned, and financial instruments sold, not yet purchased. Assets and liabilities recorded at contractual amounts that approximate market or fair value include collateralized short-term financing agreements, receivables, short-term borrowings, payables and accrued liabilities, and subordinated indebtedness. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

SALOMON SMITH BARNEY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
(Dollars in millions)

11. Related Party Transactions

The Company has entered into related party transactions with affiliates, including Citigroup and certain of its subsidiaries. These transactions, include cash accounts, margin accounts, collateralized financing agreements, securities and receivables transactions, charges for providing operational support, and the borrowing and lending of funds with affiliates. Amounts charged for operational support represent an allocation of actual costs. At December 31, 2001, assets and liabilities with related parties consist of the following:

Assets:	
Cash and cash equivalents	$ 141
Cash and securities segregated and on deposit for Federal and other regulations or deposited with clearing organizations	1,750
Collateralized short-term financing agreements:	
Securities purchased under agreements to resell	14,907
Deposits paid for securities borrowed	4,793
Receivables:	
Customer	202
Brokers, dealers and clearing organizations	396
Other	4,678
Other assets and investments	135
Liabilities:	
Payable to affiliates	$20,728
Collateralized short-term financing agreements:	
Securities sold under agreements to repurchase	11,217
Deposits received for securities loaned	8,736
Payables and accrued liabilities:	
Customers	4,481
Brokers, dealers and clearing organizations	1,159
Other	5,435
Notes payable to SSBH	711
Subordinated indebtedness	3,695

12. Securitizations

During 2001, the Company and its affiliates securitized various types of assets including commercial and residential mortgages, high yield bonds, government, agency and corporate securities. Proceeds from these securitizations were approximately $18 billion in 2001.

To a limited extent, the Company also retains interests in these securitizations for which the Company was the securitizer. Such retained positions are carried at fair value. As of December 31, 2001, the largest portion of these retained positions was in securitizations of mortgage loans and agency mortgage securities which totaled $861 million.

(Dollars in millions)

The key assumptions used in estimating the fair value of these retained interests were:

Commercial Mortgages

December 31,	2001
Discount Rate	5.5%-10%

Residential Mortgages

December 31,	2001
Discount Rate	6.5%-15%
Expected Prepayment Rate	12%-40%
Anticipated Credit Loss	35%-50%

Agency Securities

December 31,	2001
Discount Rate	5%-8%
Expected Prepayment Rate	14%-38%



345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Stockholder of
Salomon Smith Barney Inc. and Subsidiaries:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Salomon Smith Barney Inc. and Subsidiaries (the "Company") (an indirect wholly-owned subsidiary of Salomon Smith Barney Holdings Inc.) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding customer and firm assets, including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

1. Making the periodic computations of aggregate debits and net capital under SEC Rule 17a-3(a)(11) and the reserve required by SEC Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC Rule 15c3-3;

5. Making the periodic computations of minimum financial requirements pursuant to CFTC Regulation 1.17;

6. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) and CFTC Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 17, 2002